

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2013

Via E-mail
Kurt C. Hall
President, Chief Executive Officer and Chairman
National CineMedia, LLC
9110 East Nichols Avenue, Suite 200
Centennial, CO 80112

> **Re: National CineMedia, LLC**
> **Form 10-K for Fiscal Year Ended December 27, 2012**
> **Filed March 21, 2013**
> **File No. 333-176056**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

For the Year Ended December 27, 2012 and December 29, 2011

1.   On page 33, you state that online and mobile revenue increased 52.4% during 2012 compared to 2011 as you continue to place more focus on the online and mobile market, including selling advertising that combines on-screen, lobby and online and mobile marketing components. It is unclear how this increase impacts your total national advertising revenue and if you expect this trend to continue in the future. Please revise similar discussions in future filings to provide context so that a reader can understand how significant this increase is to overall national advertising revenue and if you expect past performance to be indicative of future results. In your response, please provide us with your proposed disclosures.

Notes to Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.   Expand your revenue recognition policy to explain in more detail the type, nature and terms of your advertising contracts, how you determine that a contract has been fulfilled and how you determine the amount of make-good provisions. Explain what actions or events in your business lead to a conclusion that the appropriate revenue recognition criteria have been met. In your response, please provide us with your proposed disclosures.

3.   In addition, we note from your discussion of national advertising revenue on page 33, that online and mobile revenue increased during 2012 as you continue to place more focus on the online and mobile markets. Please expand your revenue recognition policy to address the type, nature and terms of these arrangements and how you apply the revenue recognition criteria. In your response, please provide us with your proposed disclosures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director